Consent to Action in Lieu of A Special Meeting
of the Board of Directors of Silverton Adventures, Inc.

The undersigned, being the shareholder(s) of a majority of the shares of voting stock issued and outstanding of Silverton Adventures, Inc., a Nevada corporation (the "Corporation"), acting by written consent without a meeting pursuant to the Nevada General Corporation Law, do hereby adopt the following resolutions with the same force and effect as if such resolutions had been duly presented and adopted at a special meeting of the shareholder(s) of the Corporation duly called and held on June 5th, 2014.

WHEREAS, the Corporation desires to issue Executive Officer, Ron Miller , of 6283-B South Valley View Boulevard, Las Vegas, Nevada 89118, 1,500,000,000 (1 billion, five million) restricted common shares, to provide Ron Miller payment of $15,000 USD, of the principal, operational management service that Ron Miller provided the Corporation. This service has been confirmed by the Board of Directors, in the financial statements of the Corporation.

NOW, THEREFORE, be it:

RESOLVED, that the Officer of said Corporation be and they hereby are authorized to sign any and all documents and perform any and all acts on behalf of the Corporation, in their discretion, deem necessary, desirable or appropriate for the filing with the State of Nevada.

EXECUTED as of the 5th day of June, 2014.

Signed:  _____

Ron Miller, Chief Executive Officer/Chairman

Issuance Resolution
CORPORATE RESOLUTION AUTHORIZING THE ISSUANCE OF NEW SHARES OF STOCK FOR

<u>Silverton Adventures, Inc.</u>
"Company"

<u>Common</u>
Class of Stock

Resolved, that Holladay Stock Transfer, stock transfer agent for the Company's class of stock, as described above, is authorized to issue the shares described below and increase the outstanding shares on the books of the Company.

Increasing The Number of Shares Outstanding, by __1,500,000,000__ Shares.
(Note-this resolution is only used to increase the control book, not to transfer stock between parties).

Issuance Purpose (check one):   Conversion/Exercise ___   New Issuance _X__

Issuance Instructions *(please type)*

Registered Name and Address	SSN #, Tax ID #, or other Authorized ID	Number of Shares	Certificate Date	Restricted or Free Trading
Ron Miller		1,500,000,000		Restricted

If shares are to be issued "free-trading", please select one of the following:

        Registered Pursuant to an Effective Registration ___   Exempt from Registration ___

If Exempt from registration, please detail the reason and Rule providing for the exemption from registration, thereby allowing shares to be issued without any restrictive legend:

_____

I, the undersigned, qualified officer of the Company, do hereby indemnify Holladay Stock Transfer, and their employees against any and all actions taken by the Company, and certify that this is a true copy of resolution, set forth and adopted on the below date, and that the said resolution has not been in any way rescinded, annulled, or revoked but the same is still in full force, and effect.

X

Officer's Signature

Ron Miller
Printed name & Title

Date _06-05-14_

Certificate Mailing Instructions: Method of Mailing (check one): FEDEX _X_, DHL ___, UPS ___

Account number: _____

Contact Name: Ron Miller
Address: _P.O. BOX 94527, LAS VEGAS NV 89193_
Phone: _702-876-1539_
Fax: _702-876-9137_
Email: _Ron@silvertonprint.com_